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                                                                    Exhibit 99.1

                              EMPLOYMENT AGREEMENT
                                (DAVID J. PECKER)

                  EMPLOYMENT AGREEMENT (the "Agreement") dated February 16, 1999 by and between EMP Acquisition Corp., a Delaware corporation ("Newco") and David
J. Pecker (the "Executive").

                  WHEREAS, Newco and America Media, Inc. ("AMI") are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Newco will merge with and into AMI (the "Merger"), with AMI constituting the surviving corporation (such surviving corporation is hereinafter referred to as the "Company");

                  WHEREAS, Newco desires that, upon the consummation of the Merger, the Company employ Executive and to enter into an agreement embodying the terms of such employment and Executive desires to accept such employment with the Company and enter into such an agreement;

                  NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

                  1. EFFECTIVENESS/TERM OF EMPLOYMENT.

                           a. EFFECTIVENESS. Notwithstanding any other provision
of this Agreement, this Agreement shall become effective only upon the consummation of the Merger and the occurrence of the Effective Time (as defined in the Merger Agreement) (such date being hereinafter referred to as the "Effective Date"), at which time, this Agreement shall constitute a binding obligation of the Company as the surviving corporation in the Merger and all references to Holding Company in the operative provisions of this Agreement shall be deemed to be references to the Company. In the event the Merger Agreement is terminated for any reason without the Effective Time having occurred, this Agreement shall be terminated without further obligation or liability of either party; PROVIDED that the obligations of EMP Group L.L.C., a Delaware limited liability company ("Holding Company") under Section 4 shall survive any such termination.

                           b. EMPLOYMENT TERM. Subject to the provisions of
Section 8 of this Agreement, Executive shall be employed by the Company for a period commencing on the Effective Date and ending on the fifth anniversary of the Effective Date (the "Employment Term") on the terms and subject to the conditions set forth in this Agreement. Notwithstanding the preceding sentence, commencing with the first day after the fifth anniversary of the Effective Date and on each one year anniversary of such date thereafter (each an "Extension Date"), the Employment Term shall be automatically extended for an additional one-year period, unless the Company or Executive provides the other party hereto 60 days' prior written notice before the next Extension Date that the Employment Term shall not be so extended. For the avoidance of doubt, the term "Employment Term" shall include any extension that becomes applicable pursuant to the preceding sentence.


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                  2. POSITION.

                           a. During the Employment Term, Executive shall serve
as the Company's Chairman, Chief Executive Officer and President. In such position, Executive shall report to the Board of Directors of the Company (the "Board") and shall have duties, responsibilities and authority commensurate with his position as Chairman, Chief Executive Officer and President of the Company, subject to reasonable and customary oversight and review by the Board; PROVIDED that it is understood that:

                   (i) Executive will be responsible for the supervision of, and the setting of compensation and employment and termination decisions with respect to, employees of the Company; PROVIDED that, except as otherwise expressly provided in this Section 2(a), any compensation and employment and termination decisions with respect to the senior executives identified on Schedule I hereto and with respect to any other senior executives of the Company with reasonably comparable positions, status or responsibilities (the "Senior Management Group") shall be subject to the unanimous approval of the Compensation Committee which shall be comprised of Executive and Austin Beutner (or in the event of Mr. Beutner's death or incapacity, another representative of Evercore Partners, Inc.); and

                  (ii) while the day-to-day ordinary course operations of the Company will be managed by Executive without the requirement for approval of the Board (x) the Board (in consultation with Executive) shall establish the Company's overall strategic direction, business plan and annual budget and (y) Board approval shall be required prior to Executive's (A) changing the cover price of any magazine, (B) making material changes to discounts or other pricing terms with wholesalers or other distributors and (C) entering into of any contracts which are material and out of the ordinary course of business.

                  Notwithstanding the provisions of clause (i) of this Section 2(a), Executive shall be permitted, in Executive's sole discretion and without seeking approval of the Compensation Committee, to award any member(s) of the Senior Management Group special bonuses not exceeding $100,000 in the aggregate in any calendar year for all such members of the Senior Management Group; PROVIDED, HOWEVER, that no more than $25,000 may be awarded to any single member of the Senior Management Group in any calendar year (the "Special Bonuses"); PROVIDED, FURTHER, that the aggregate amount of any such Special Bonuses shall reduce the Management Bonus Pool (as defined in Section 5(c)) with respect to such calendar year.

                           b. During the Employment Term, Executive will devote
his full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would materially conflict with the rendition of such services either directly or indirectly, without the prior written consent of the Board; PROVIDED that nothing herein shall preclude Executive from continuing to serve on the board of directors or trustees of any business corporation or any


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charitable organization on which he currently serves and which is identified on
Exhibit A hereto or, subject to the prior approval of the Board (which approval shall not be unreasonably withheld), from accepting appointment to any additional directorships or trusteeships, provided in each case, and in the aggregate, that such activities do not materially interfere with the performance of Executive's duties hereunder or conflict with Section 9.

                  3. BASE SALARY. During the Employment Term, the Company shall pay Executive a base salary (the "Base Salary") at the annual rate of $1,500,000, payable in regular installments in accordance with the Company's usual payment practices. Executive shall be entitled to such increases in his Base Salary, if any, as may be determined from time to time in the sole discretion of the Board.

                  4. MAKE-WHOLE BONUS PAYMENTS.

                           a. Subject to the provisions of this Section 4,
Executive shall be entitled to receive from Holding Company payments in the amounts set forth on Schedule II hereto (the "Make-Whole Payments"). The Make-Whole Payments will become payable only following the occurrence of Executive's termination of employment with his current employer and only to the extent not already paid by his current employer and will be made as follows: (i) upon Executive's termination of employment with his current employer, an amount sufficient on an after-tax basis to repay Executive's Advance (as defined on Schedule II) and (ii) on April 15, 2000, the remaining portion of the Make-Whole Payments (the "Remaining Portion"); PROVIDED that in the event the Merger Agreement is terminated without the Effective Time having occurred and in connection therewith (x) Holding Company or any members of Holding Company (or any of their affiliates) receives payment of a break-up fee from AMI or (y) Holding Company realizes any net profits prior to April 15, 2000 available for distribution to its members from the purchase of stock pursuant to the Voting Agreement dated February 15, 1999 between Newco and the Stockholders named therein and the subsequent sale of such stock (the "Net Profits"), then in lieu of payment of the Remaining Portion on April 15, 2000, Holding Company shall pay Executive, out of the proceeds of such break-up fee or Net Profits, as applicable, the discounted present value of the Remaining Portion (calculated as of the date of such payment using a discount rate equal to the Reference Rate as announced from time to time by the New York City branch of The Chase Manhattan Bank or any successor thereto as of such date of payment).

                           b. Notwithstanding the provisions of Section 4(a):

                           (I) If (x) Executive's employment hereunder is
terminated prior to April 15, 2000 due to Executive's voluntarily resignation without Good Reason pursuant to Section 8(a) or the Company's termination of Executive's employment for Cause pursuant to Section 8(a), or (y) if Executive fails to commence employment with the Company on the Effective Date, other than due to his death or his physical or mental incapacity rising to the level of a "Disability" as hereinafter defined, then any unpaid portion of the Make-Whole Payments will be forfeited and Executive will promptly, but in any event within 30 days of such termination, repay to


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Holding Company any portion of the Make-Whole Payments previously paid pursuant to Section 4(a) above; and

                           (II) If all or any portion of the Make-Whole Payments
become payable and the Merger Agreement is terminated for any reason without the Effective Time having occurred, then Executive shall be required to make a good faith effort to obtain employment commensurate with his skills and background and Executive's entitlement to the Make-Whole Payments paid or payable pursuant to Section 4(a) above will be mitigated, and reduced dollar for dollar, by the present value of any compensation in excess of $1,500,000 per year earned by Executive through December 31, 1999 (regardless of when actually paid and whether paid in cash or other property) from any alternative employment or consulting arrangement. Executive shall provide documentation satisfactory to the Company of any such compensation. To the extent any portion of the Make-Whole Payments is paid to Executive and is subsequently determined to have been subject to mitigation, Executive shall promptly, but in any event within 30 days of such determination, refund such portion of the Make-Whole Payment to Holding Company. For purposes of the calculation described in this clause (II), the following amounts paid or provided in consideration of Executive's providing employment or consulting services to another person or entity shall be deemed earned through December 31, 1999:

                  (A) with respect to any options granted to Executive that vest through December 31, 1999, the pro-rata portion of the Black-Scholes value of such options, based on the portion of 1999 Executive is actually employed or retained to provide such consulting services;

                  (B) with respect to any options granted to Executive in 1999 (or granted in subsequent years pursuant to an enforceable agreement entered into in 1999, except to the extent such agreed upon future grants are consistent with the new employer's or service recipient's ordinary course option grants to other senior executives or consultants for services rendered over a commensurate future period of service after calendar year 1999) which vest after December 31, 1999, a pro-rata portion of the Black-Scholes value of such options, based upon the percentage of the period from the date of Executive's commencement of such employment or provision of such consulting services to the vesting date of such options that occurs during calendar year 1999 (e.g., if Executive commenced such employment on June 30, 1999 and received options which vested on December 31, 2000, 33.3% of the Black-Scholes value of the options would be taken into account).

                  (C) the pro-rata portion (as determined above) of any long term bonus ultimately paid to Executive that is attributable to employment or consulting services performed in 1999;

                  (D) any short term bonus that is attributable to employment in 1999; and



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                  (E) base salary earned through December 31, 1999. In no event shall bona fide pension, welfare or fringe benefits be taken into account for purposes of this calculation.

                  5. OTHER BONUS ARRANGEMENTS.

                           a. DEFERRED SALARY BONUS. Within 30 days following
the occurrence of the Effective Date, the Company shall pay Executive a one-time deferred salary bonus in the amount equal to the PRODUCT obtained by multiplying
(x) $1,500,000 TIMES (y) the QUOTIENT obtained by dividing (A) the number of days that occur between the effective date of Executive's termination of employment with Hachette Filipacchi Magazines, Inc. and its affiliates and the Effective Date BY (B) 365.

                           b. ONE-TIME SIGNING BONUS. No later than June 30,
1999, the Company shall pay Executive a special one time signing bonus in the amount of $250,000.

                           c. BONUS POOL FOR OTHER EXECUTIVES. The Company shall
establish an annual bonus pool for Company employees (excluding Executive) of $1,500,000 for 1999 and 1.5% of EBITDA for years thereafter (the "Management Bonus Pool"), subject in each case, to reduction by the amount of any Special Bonuses awarded with respect to the applicable year pursuant to Section 2(a). Payment of any bonuses shall be contingent upon satisfaction of reasonable performance goals established by the Board in consultation with Executive.

                  6. EMPLOYEE BENEFITS. During the Employment Term, Executive shall be provided, in accordance with the terms of the Company's employee benefit plans as in effect from time to time, customary health insurance and short term and long term disability insurance, retirement benefits and fringe benefits (collectively "Employee Benefits") on the same basis as those benefits are generally made available to other senior executives of the Company, including a customary long-term disability plan for senior executives. Executive shall be provided with six weeks of paid vacation per year.

                  7.       BUSINESS EXPENSES.

                           a. EXPENSES. During the Employment Term, reasonable
business expenses incurred by Executive in the performance of his duties hereunder (including, without limitation, those expenses set forth on Schedule III hereto) shall be reimbursed by the Company in accordance with Company policies to be established by Executive, subject to approval by the Board.

                           b. SPECIFIC AGREEMENTS REGARDING EXPENSES. Without
limiting the generality of Section 7(a), Executive shall be entitled to (i) reimbursement for business travel expenses (including first class travel), (ii) reimbursement for the cost of cellular and home




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business telecommunication lines, (iii) use of a leased luxury car, including a driver, (iv) reasonable tax and investment management services up to an annual maximum of $30,000 for such services and (v) a tax gross-up payment with respect to items in clauses (i) through (iv) above (and the items set forth on Schedule
III) to the extent necessary to offset any income taxes incurred by Executive with respect to such items.

                           c. RELOCATION EXPENSES. If the Company and Executive
mutually agree that Executive relocate to Florida, the Company shall reimburse Executive for all reasonable costs incurred in connection with the moving of his household goods and possessions from Executive's existing home in Connecticut to Florida, up to a maximum of $20,000.

                  8. TERMINATION. Notwithstanding any other provision of this Agreement, Executive's entitlement to compensation and benefits following the termination of Executive's employment with the Company for any reason shall be limited to that set forth in this Section 8 as follows:

                           a. BY THE COMPANY FOR CAUSE OR BY EXECUTIVE
RESIGNATION WITHOUT GOOD REASON.

                           (i) The Employment Term and Executive's employment
hereunder may be terminated by the Company for Cause (as defined below) or by Executive's resignation without Good Reason (as defined in Section 8(c)); PROVIDED that Executive will be required to give the Company at least 30 days advance written notice of a resignation without Good Reason.

                           (ii) For purposes of this Agreement, "Cause" shall
mean (i) Executive's conviction of, or plea of guilty or NOLO CONTENDERE to, any felony which materially adversely affects the Company, (ii) Executive's wilful or gross misconduct in the performance of duties owed to the Company that is intended to materially adversely affect the Company or that Executive knew or should have known would have such effect or (iii) Executive's wilful refusal or wilful failure to substantially perform Executive's essential duties to the Company (other than due to Executive's illness); PROVIDED that prior to any termination pursuant to this clause (iii), (A) the Company must provide Executive with written notice specifically identifying the reasons the Company believes this clause (iii) is applicable and (B) Executive must have continued to wilfully refuse or wilfully fail to perform such essential duties for a 30 day period following receipt of such notice; and PROVIDED further that it is understood this clause (iii) shall not permit the Company to terminate Executive's employment for Cause because of dissatisfaction with the quality of services provided by, or disagreement with the actions taken by, Executive in the good faith performance of Executive's duties to the Company. Any act or inaction believed in good faith by Executive to be in the best interests of the Company shall not be considered "wilful" for purposes of this Agreement.

                           (iii) If Executive's employment is terminated by the
Company for Cause,



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or if Executive resigns without Good Reason, Executive shall be entitled to receive (x) the Base Salary through the date of termination and (y) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company. Following such termination of Executive's employment by the Company for Cause or resignation by Executive without Good Reason, except as set forth in this Section 8(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           b. DISABILITY OR DEATH.

                           (i) The Employment Term and Executive's employment
hereunder shall terminate upon his death and if Executive becomes physically or mentally incapacitated and is therefore unable for a period of 180 consecutive days or for an aggregate of 270 days in any 720 consecutive days period to perform his duties (such incapacity is hereinafter referred to as "Disability"). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement.

                           (ii) Upon termination of Executive's employment
hereunder for either Disability or death, Executive or his estate (as the case may be) shall be entitled to receive (x) the Base Salary through the date of termination, (y) any unpaid portion of the Make-Whole Payments to the extent expressly provided pursuant to Section 4 and (z) such Employee Benefits, if any, as to which he may be entitled under the employee benefit plans and arrangements of the Company. Following such termination of Executive's employment due to death or Disability, except as set forth in this Section 8(b), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           c. BY THE COMPANY WITHOUT CAUSE OR RESIGNATION BY
EXECUTIVE FOR GOOD REASON.

                           (i) The Employment Term and Executive's employment
hereunder may be terminated by the Company without Cause or by Executive's resignation for Good Reason.

                           (ii) For purposes of this Agreement, "Good Reason"
shall mean any of the following actions that is not cured within 30 days of written notice by Executive to the Company that specifies the grounds for Good
Reason:

                           (A) the assignment of any duties materially
inconsistent with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by this Agreement or any other action by the Company which



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results in a substantial diminution in such position, authority, duties or responsibilities;

                           (B) any reduction in the Base Salary or the Employee
Benefits guaranteed pursuant to Section 6;

                           (C) the Company's requiring Executive to be based at
any office or location other than one in South Florida, Fairfield County, Connecticut or the New York metropolitan area;

                           (D) any failure by the Company to have any successor
to the Company assume this Agreement by operation of law or otherwise; or

                           (E) the Company's failure to make available the
minimum amount of the Management Bonus Pool as set forth in Section 5, subject to meeting the applicable performance goals associated therewith.

                           (iii) If Executive's employment is terminated by the
Company without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive:

                            (A) Until the later of (x) twelve (12) months
following such termination and (y) the scheduled expiration of the Employment Term (determined without regard to Executive's termination of employment but excluding any further extensions of the Employment Term) (I) continued payment of the Base Salary; and (II) continued health, life insurance and disability benefits;

                           (B) Immediate vesting of all nonvested plan benefits
(or a cash payment in lieu thereof), including immediate vesting/exercisability of any stock options and other equity-based compensation of the Company;

                           (C) Outplacement services for twelve (12) months
following such termination; and

                           (D) In the event of a Change of Control (as defined
below), a golden parachute excise tax gross-up payment (the "Parachute Gross-Up"), if applicable (i.e, the payment of an amount, on an after-tax basis, necessary to make Executive whole for any excise taxes incurred by Executive pursuant to Section 4999 of the Internal Revenue Code in connection with such Change of Control), up to a maximum of $4,800,000, it being agreed that the calculation and payment of the Parachute Gross-Up shall be subject to the provisions of Exhibit B hereto;


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                           (E) Any unpaid portion of the Make-Whole Payments to
the extent expressly provided pursuant to Section 4; and

                           (F) such Employee Benefits, if any, as to which
Executive may be entitled under the employee benefit plans and arrangements of the Company.

                           Upon termination of Executive's employment by the
Company without Cause (other than by reason of Executive's death or Disability) or by Executive's resignation for Good Reason, except as set forth in this
Section 8(c), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           (iv) "Change of Control" shall mean any transaction
or series of transactions described in Section 280G(b)(2)(A)(i) of the Code or any successor provision thereto, or the applicable final, temporary or proposed regulations thereunder.

                           d. EXPIRATION OF EMPLOYMENT TERM.

                           (i) ELECTION NOT TO EXTEND THE EMPLOYMENT TERM. In
the event either party elects not to extend the Employment Term pursuant to
Section 1, unless Executive's employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 8, Executive's termination of employment hereunder (whether or not Executive continues as an employee of the Company thereafter) shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date and Executive shall be entitled to receive (x) the Base Salary through the date of such termination hereunder and (y) such Employee Benefits, if any, as to which he may be entitled under the employee benefit plans and arrangements of the Company. Following such termination of Executive's employment hereunder as a result of either party's election not to extend the Employment Term, except as set forth in this Section 8(d)(i), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           (ii) CONTINUED EMPLOYMENT BEYOND THE EXPIRATION OF
THE EMPLOYMENT TERM. Unless the parties otherwise agree in writing, continuation of Executive's employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at will and shall not be deemed to extend any of the provisions of this Agreement and Executive's employment may thereafter be terminated at will by either Executive or the Company; PROVIDED that the provisions of Sections 9, 10 and 11 of this Agreement shall survive any termination of this Agreement or Executive's termination of employment hereunder.

                           e. NOTICE OF TERMINATION. Any purported termination
of employment by the Company or by Executive (other than due to Executive's death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12(h) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall




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indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

                  9. NON-COMPETITION; NON-SOLICITATION. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:

                           a. During the Employment Term and for a period of
twelve (12) months following Executive's termination of employment with the Company for any reason or, if Executive fails to commence employment with the Company on the Effective Date, other than due to his death or physical or mental incapacity rising to the level of a Disability, for a period of twelve (12) months following the Effective Time, Executive will not directly or indirectly
(i) engage in any publishing venture that directly competes with the DSI business of the Company or one or more of the properties or magazines of the Company, (ii) enter into the employ of, or render any services to, any person engaged in any publishing venture that directly competes with the DSI business of the Company or one or more of the properties or magazines of the Company,
(iii) acquire a financial or equity interest, or otherwise become actively involved with, any person engaged in any publishing venture that directly competes with the DSI business of the Company or one or more of the properties or magazines of the Company directly, or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, (iv) interfere with business relationships between the Company and customers or suppliers of the Company or solicit, induce or entice any customers or suppliers of the Company to do business with any entity that competes with the DSI business of the Company or one or more of the properties or magazines of the Company; or (v) solicit, induce or entice any employee of the Company to leave his or her employment or hire any such employee who has left the employment of the Company within twelve (12) months after the date of his or her termination of employment.

                           b. Notwithstanding anything to the contrary in this
Agreement, the Executive may, directly or indirectly own, solely as an investment, securities of any person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if the Executive (i) is not a controlling person of, or a member of a group which controls, such person and
(ii) does not, directly or indirectly, own 5% or more of any class of securities of such person.

                           c. It is expressly understood and agreed that
although Executive and the Company consider the restrictions contained in this
Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed



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amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

                  10. CONFIDENTIALITY. Except as required by law, Executive will not at any time (whether during or after his employment with the Company) disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans, or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company, PROVIDED that the foregoing shall not apply to information which is not unique to the Company or which is generally known to the industry or the public other than as a result of Executive's breach of this covenant. Executive agrees that upon termination of his employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates, except that he may retain personal notes, notebooks and diaries that do not contain confidential information of the type described in the preceding sentence. Executive further agrees that he will not retain or use for his account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company or its affiliates.

                  11. SPECIFIC PERFORMANCE. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Section 9 or Section 10 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach (other than any immaterial breach or immaterial threatened breach of Section 10), in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

                  12. MISCELLANEOUS.

                           a. GOVERNING LAW. This Agreement shall be governed
by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

                           b. ENTIRE AGREEMENT/AMENDMENTS. This Agreement
contains






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the entire understanding of the parties with respect to the employment of
Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

                           c. NO WAIVER. The failure of a party to insist upon
strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

                           d. SEVERABILITY. In the event that any one or more
of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

                           e. ASSIGNMENT. This Agreement shall not be assignable
by Executive. This Agreement shall be assigned by Holding Company to the Company as contemplated by Section 1 and may be assigned by the Company to a company which is a successor in interest to substantially all of the business operations of the Company. Any assignment by the Company shall become effective when the Company notifies the Executive of such assignment or at such later date as may be specified in such notice. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor company, PROVIDED that any assignee expressly assumes the obligations, rights and privileges of this Agreement.

                           f. NO MITIGATION. Except as otherwise expressly
provided in this Agreement, Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise.

                           g. SUCCESSORS; BINDING AGREEMENT. This Agreement
shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributes, devises and legatees.

                           h. NOTICE. For the purpose of this Agreement, notices
and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the execution page of this Agreement, PROVIDED that all notices to the Company shall be directed to the attention of its General Counsel, with a copy to Evercore Partners, Inc., 65 E. 55th Street, New York, New York 10022; Attention: Austin Beutner, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

                           i. WITHHOLDING TAXES. The Company may withhold from
any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

                           j. LEGAL FEES.  The Company shall reimburse Executive
for the reasonable fees of legal counsel in connection with the negotiation and preparation of this Agreement, up to a maximum of $175,000. In addition, the Company will reimburse Executive for all reasonable costs, including reasonable attorneys' fees, incurred by Executive in any action to enforce Executive's rights under this Agreement if Executive substantially prevails in such action.

                           k. COUNTERPARTS. This Agreement may be signed in
counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.



                                                /s/ David J. Pecker
                                               ---------------------------------
                                               David J. Pecker
                                               Address:

                                                EMP ACQUISITION CORP.


                                                By:  /s/ Austin Beutner
                                                   -----------------------------
                                                   Name: Austin Beutner
                                                   Title: President

                                                Address:

                              Confirming its obligations under Section 4 of the Agreement:


                              EMP GROUP L.L.C.



                              By: EVERCORE CAPITAL PARTNERS L.P.,
                                  Authorized Person



                              By: EVERCORE PARTNERS L.L.C.,
                                  member



                              By:  /s/ Austin Beutner
                                 -----------------------------------------------
                                 Name:  Austin Beutner
                                 Title: Managing Member

                                   SCHEDULE I
                               (SENIOR EXECUTIVES)


1.       Editor in Chief - National Enquirer
2.       Editor in Chief - Star
3.       VP Publisher - National Enquirer
4.       VP Publisher - Star
5.       Executive VP Finance and Administration
6.       VP Marketing
7.       CEO - Distribution Services Inc.
8.       President/COO - Distribution Services Inc.
9.       Executive VP CFO
10.      SVP Manufacturing

                                   SCHEDULE II
                              (MAKE-WHOLE PAYMENT)



LTIP:        $3,033,000

Advance: The amount required to be paid by Executive to Hachette Filipacchi Magazines, Inc. pursuant to the Promissory Note dated July 18, 1996 in the principal amount of $1,500,000 by and between Executive and Hachette Filipacchi Magazines, Inc. after taking into account any bonuses payable pursuant to Section 4(m) of Executive's current employment agreement, but not to exceed $1,156,985.35, plus stated interest accruing thereafter pursuant to the Promissory Note through the date of repayment.

                                  SCHEDULE III
                                   (EXPENSES)


                  The following items shall be reimbursable under the expense reimbursement policy of the Company:

11. Charter flights when suitable commercial flight arrangements are impracticable or would materially impair Executive's ability to accomplish the Company's business objectives, it being understood that use of such charter flights, if any, will be out of the ordinary course of business.

12. Reasonable gifts presented by Executive to clients and Company employees.

13. Dues and membership fees for a country club of Executive's choosing in the New York metropolitan area or Florida.

14. Business-related flights to London or Paris may be made on the Concorde.

15. In the event Executive and the Company agree that Executive shall permanently relocate to Florida, then:

                           (x) until the earlier of (i) 6 months following such
                  determination and (ii) Executive's moving into a new permanent residence in Florida (whether purchased or rented) (the "New Residence"), the Company shall pay Executive $10,000 per month as a supplemental living allowance; and

                           (y) The Company shall reimburse Executive for (i)
                  reasonable costs incurred with the moving of his household goods and possessions from Executive's existing home in Florida to the New Residence, (ii) customary broker's fees incurred in connection with the sale of Executive's existing Florida residence and (iii) in the event Executive moves into the New Residence prior to selling his existing Florida residence, continued payment of (or recommencement of payment of, as applicable) the supplemental living allowance described in clause (x) until the earlier of (A) the sale of Executive's existing residence in Florida and (B) 1 year from the date Executive moves into the New Residence.

16. Up to 17 round trip flights per year for Executive's spouse between New York and Florida and all other flights for Executive's spouse travel if Executive reasonably determines that his spouse's presence on the trip promotes a business interest of the Company.

17. Until such time, if ever, that the Company and Executive agree that Executive shall permanently relocate to Florida, to the extent Executive travels to Florida to conduct the Company's business, for each night that Executive is required to stay overnight in order to conduct the Company's business and for which Executive elects to stay in Executive's existing Florida residence rather than stay in a hotel, the Company shall pay Executive a per diem allowance of $300.

                                    EXHIBIT A
                               (OTHER ACTIVITIES)


The French Institute
Candies, Inc. (Pending)
VF Corporation (Pending)
DEA Foundation
New York Benevolence Association
New York Police Museum
Madison Square Boys and Girls Club
Hachette Filipacchi, Inc.

                                    EXHIBIT B
                              (PARACHUTE GROSS-UP)

                  In the event the provisions of Section 8(c)(iii)(D) of the employment agreement to which this Exhibit B is a part shall become applicable, then the following provisions shall apply:

                  (a) If it shall be determined that any amount, right or benefit paid, distributed or treated as paid or distributed by the Company or any of its affiliates (including Evercore Capital Partners, L.P. and its affiliates) to or for Executive's benefit (other than any amounts payable pursuant to this Exhibit B) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code"), or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, collectively, the "Excise Tax"), then Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount equal to the lesser of
(i) $4,800,000 and (ii) the amount necessary such that after payment by Executive of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

                  (b) All determinations required to be made under this Exhibit B, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Company's independent auditors (the "Auditor"). The Auditor shall provide detailed supporting calculations to both the Company and Executive within 15 business days of the receipt of notice from Executive or the Company that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Auditor shall be paid by the Company. Any Gross-Up Payment, as determined pursuant to this Exhibit B, shall be paid by the Company to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive's behalf) within 5 days of the receipt of the Auditor's determination. All determinations made by the Auditor shall be binding upon the Company and Executive; PROVIDED that following any payment of a Gross-Up Payment to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive's behalf), the Company may require Executive to sue for a refund of all or any portion of the Excise Taxes paid on Executive's behalf, in which event the provisions of paragraph (c) below shall apply. As a result of uncertainty regarding the application of Section 4999 of the Code hereunder, it is possible that the Internal Revenue Service may assert that Excise Taxes are due that were not included in the Auditor's calculation of the Gross-Up Payments (an "Underpayment"). In the event that the Company exhausts its remedies pursuant to this Exhibit B and Executive thereafter is required to make a payment of any Excise Tax, the Auditor shall determine the amount of the Underpayment that has occurred and any additional Gross-Up Payments that are due as a result thereof shall be promptly paid by the Company to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive's behalf).

                  (c) Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after Executive receives written notification of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30 day period following the date on which it gives such notice to the Company )(or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall: (i) give the Company all information reasonably requested by the Company relating to such claim; (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and ceasing all efforts to contest such claim; (iii) cooperate with the Company in good faith in order to effectively contest such claim; and (iv) permit the Company to participate in any proceeding relating to such claim; PROVIDED, HOWEVER, that the Company shall bear and pay directly all reasonable costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expense. Without limiting the foregoing provisions of this Exhibit B, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine and direct; PROVIDED, HOWEVER that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for Executive's taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                  (d) If, after the Executive's receipt of an amount advanced by the Company pursuant to this Exhibit B, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the Executive's receipt of an amount advanced by the Company pursuant to this Exhibit B, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after the Company's receipt of notice of such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.